TERRA TECH CORP.

4700 Von Karman Ave., Suite 110

Newport Beach, California 92660

(855) 447-6967

www.terratechcorp.com

June 16, 2016

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	Terra Tech Corp.
Registration Statement on Form S-3 Filed April 11, 2016 File No. 333-210673

Proxy Statement on Schedule 14A Filed April 11, 2016 File No. 000-54258

Dear Ms. Ravitz:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in partial response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 28, 2016 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-3 (File No. 333-210673) filed with the Commission on April 11, 2016 and the Company's Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed with the Commission on April 11, 2016. This letter is strictly in respect of comment no. 2 regarding the Proxy Statement.

This letter sets forth comment no. 2 of the Staff in the Comment Letter and, following the comment, sets forth our response.

General

2. In this connection, it appears that your proxy statement seeks authorization to increase your authorized preferred shares to be issued in your merger with Black Oak. Please tell us why you do not believe that you are required to provide financial statements meeting the requirements of Rule 3-05 of Regulation S-X in your proxy statement.

Response: Our Proxy Statement seeks authorization to increase the number of shares of our authorized common stock and the number of shares of our authorized preferred stock. The Staff is correct in its implicit understanding that, upon the receipt of the approval of the holders of a requisite number of our outstanding shares, some of that newly-increased authorized preferred capital will become constituted as additional shares of our Series B Preferred Stock for which the outstanding shares of our Series Q Preferred Stock will be exchanged. However, it is important to note that (i) our merger with Black Oak closed on or about March 31, 2016, in an "all equity" transaction; (ii) the closing was not contingent on any increase in our authorized capital or any exchange of any series of our preferred stock for another series of our preferred stock1 or any exchange of any series of our preferred stock for our common stock2; and (iii) all of the equity that the merger agreement required us to issue to the then-equity holders of Black Oak was issued at closing.

____________________

1 "15,164,262 shares of Series B Preferred Stock will be issuable upon conversion of our Series Z Preferred Stock, which conversion will occur immediately upon the filing of the Certificate of Amendment with the Secretary of State of the State of Nevada if this Proposal 4 is approved by our stockholders." [PRE 14A, p. 33] As noted above, this potential exchange of our securities is a post-closing "convenience" item, but is not a "condition subsequent" to the merger.

2 "107,390,000 shares of Common Stock will be issuable upon conversion of our Series Q Preferred Stock, which conversion will occur immediately upon the filing of the Certificate of Amendment with the Secretary of State of the State of Nevada if this Proposal 4 is approved by our stockholders." [PRE 14A, p. 33] As noted above, this potential exchange of our securities is a post-closing "convenience" item, but is not a "condition subsequent" to the merger.

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Response of Terra Tech Corp.

to Staff Comment Letter of April 28, 2016

June 16, 2016

At our pending Annual Meeting:

•	Our stockholders are not being requested to approve the merger, in whole or in part – the merger is a transaction that could have been, and was, solely approved by our board of directors.
•

Our stockholders are not being requested to exercise any "veto" or "unwind" rights – the merger agreement did not provide for any such rights and the Nevada Revised Statutes do not require that we provide any such rights.

•

Our stockholders are not being requested to ratify the merger agreement – the merger agreement did not provide for any such procedure and the Nevada Revised Statutes do not require that we provide any such procedure.

In short, the merger has closed and, while approval by our stockholders of the requested actions would be convenient to simplify our capital structure and for a variety of other reasons set forth in the Proxy Statement, such approval was not legally required to consummate the merger and is not legally required to maintain the effectiveness of the merger. In fact, the prospective exchanges of shares of our Series Z Preferred Stock for shares of our Series B Preferred Stock and of shares of our Series Q Preferred Stock for shares of our Common Stock are not even an item in the merger agreement. The merger agreement merely provides that pricing of our Common Stock is to be used for certain post-closing valuation purposes, i.e., holdback shares and clawback shares; however, there is no contractual requirement that additional shares of our Series B Preferred Stock or our Common Stock be made available for exchange purposes to the former equity holders of Black Oak, each of whom is now a holder of shares of our capital stock.

Notwithstanding, but supplemental to the above, on June 7, 2016, we provided financial statements that we believe meet the requirements of Rule 3-05 of Regulation S-X in our Amended Current Report on Form 8-K and we acknowledge that the Staff is currently reviewing the financial statement contained in that filing. We also acknowledge the requirement that we be "comment clear" in respect thereof prior to our Registration Statement on Form S-3 becoming effective. However, for the reasons noted above, we do not believe that we need to include such financial statements in our definitive Proxy Statement on Schedule 14A and would like Staff to concur in our conclusion.

We acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Response of Terra Tech Corp.

to Staff Comment Letter of April 28, 2016

June 16, 2016

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer

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